Certificate of Amendment Loi canadienne sur les sociétés par actionsCanada Business Corporations Act Certificat de modification TRANSCANADA PIPELINES LIMITED 370712-1 Corporate name / Dénomination sociale Corporation number / Numéro de société Hantz Prosper Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) Director / Directeur 2024-10-01 I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment. JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes. EXHIBIT 99.2

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
TRANSCANADA PIPELINES LIMITED

2 Corporation number
Numéro de la société
370712-1

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Christine R. Johnston

Christine R. Johnston
403-920-2467

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada
IC 3069 (2008/04)

SCHEDULE TO FORM 4 ARTICLES OF AMENDMENT OF TRANSCANADA PIPELINES LIMITED The Articles of the above named corporation are amended as follows: a) pursuant to Section 173(1)(h) of the Canada Business Corporations Act, by changing each issued and outstanding TCPL Arrangement Common Share into one (1) issued and outstanding Common Share; b) pursuant to Section 173(1)(g) of the Canada Business Corporations Act, by removing the TCPL Special Shares, of which there are none issued and outstanding, from the authorized capital of the above named corporation; and c) pursuant to Section 173(1)(g) of the Canada Business Corporations Act, by removing the TCPL Arrangement Common Shares, of which there are none issued and outstanding, from the authorized capital of the above named corporation.